  Exhibit 99.2

Buenos Aires, May 3, 2021
Notice: CPSA-GG-N-0158/21-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)
Deputy Management of Issuing Companies
25 de Mayo 175
City of Buenos Aires
To Issuers Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Subject: Synthesis -Shareholders’
Ordinary and Special Shareholders’
Meeting dated April 30, 2021.

Dear ladies and gentlemen,

I am pleased to address You, in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”), so as to submit the synthesis of the Ordinary and the Special Shareholders’ Meeting held on April 30, 2020 (the “Meeting”).

Shareholders representing 73% of share capital and votes attended the Meeting. In addition, Mr. Marcos Palomba–on behalf of the Argentine Securities Commission (“CNV”, Comisión Nacional de Valores) and Mrs. María Bertola –on behalf of Bolsas y Mercados Argentinos S.A. (Buenos Aires Stock Exchange)- were also present.

It is put on record that the Meeting was held within the framework and in compliance of RG no. 830/2020 of CNV, which resolution refers to remote meetings as per the current extraordinary context.

The decisions taken were as follows:

1.
CONSIDERATION ON HOLDING THE SHAREHOLDERS’ MEETING REMOTELY AS PER CNV GR No. 830/2020 The majority of eligible votes present approved holding the Shareholders’ Meeting remotely as per CNV GR No. 830/20.

2.
APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: It was approved by the majority of eligible votes possible to be casted in this decision to appoint shareholders Marcelo Suvá and Gonzalo Pérès Moore to sign the minutes.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

3.
CONSIDERATION OF THE ANNUAL REPORT AND ITS ANNEX; THE CONSOLIDATED STATEMENT OF INCOME; THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME; THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION; THE CONSOLIDATED STATEMENT OF CHANGES IN EQUITY; THE CONSOLIDATED STATEMENT OF CASH FLOW; NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AND ANNEXES; THE SEPARATE STATEMENT OF INCOME; THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME; THE SEPARATE STATEMENT OF FINANCIAL POSITION; THE SEPARATE STATEMENT OF CHANGES IN EQUITY; THE SEPARATE STATEMENT OF CASH FLOW; NOTES TO THE FINANCIAL STATEMENTS, INFORMATION REPORT, AUDITOR’S REPORT AND STATUTORY AUDIT COMMITTEE’S REPORT. ALL THESE DOCUMENTS ARE WITH RESPECT TO THE FISCAL YEAR ENDED DECEMBER 31, 2020. The following were approved by unanimous eligible votes possible to be casted in this decision: (i) the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flow and the notes to the Consolidated Financial Statements and Annexes as submitted by the Board of Directors; (ii) the Annual Report and its Annex as submitted by the Board of Directors; (iii) the separated Income Statement, the separated Statement of Comprehensive Income, the separated Statement of Financial Position, the separated Statement of Cash Flow and the notes to the separated Financial Statements as submitted by the Board of Directors; (iv) the Independent Auditors Report and the Company’s Supervisory Committee Report for the fiscal year ended December 31, 2020; (v) the information report required by CNV as submitted by the Board of Directors; and (vi) to authorize the Board to accept eventual amendments that the respective comptroller entities require, provided they are not rejected by the Statutory Audit Committee or the ruling accountant.

4.
CONSIDERATION OF THE INCOME FOR THE FISCAL YEAR AND THE BOARD OF DIRECTORS’ PROPOSAL, WHICH CONSISTS ON ALLOCATING: A) THE AMOUT OF PS. 344,596 THOUSAND FOR THE CREATION OF THE STATUTORY RESERVE AND (B) THE AMOUNT OF PS. 6,547,325 THOUSAND STEMING FROM THE INCOME FOR THE PERIOD TO THE OPTIONAL RESERVE IN ACCORDANCE WITH SECTION 70 OF THE ARGENTINE BUSINESS ENTITIES ACT, WHICH CAN BE ALLOCATED TO: (I) investment projects already committed and/or (ii) future investments BY THE COMPANY AND/OR ITS SUBSIIARIES related to NEW ACQUISITION projects approved by the Board of Directors and/or (iii) payment of dividends based on the evolution of the Company’s financial conditions and the provisions of the Company’s Dividends Distribution Policy in force. CONSIDERATION AND APPROVAL OF THE PAYMENT OF THE PROFIT-SHARING BONUS, PURSUANT TO SECTIONS 12 AND 33 OF THE BYLAWS. The following were approved by the majority of eligible votes possible to be casted in this decision: i) the amount of Ps. 344,596 to form the statutory reserve; and ii) the amount of Ps. 6,547,325 from the remaining balance of the fiscal year to increase the voluntary reserve in accordance with section 70 of the Argentine Business Entities Act, which can be destined to the following: (I) investment projects already committed and/or (ii) future investments BY THE COMPANY AND/OR ITS SUBSIIARIES related to NEW ACQUISITION projects approved by the Board of Directors and/or (iii) payment of dividends based on the evolution of the Company’s financial conditions and the provisions of the Company’s Dividends Distribution Policy in force. Additionally, the personnel’s profit-sharing bond was approved by the Company, as per sections 12 and 33 of the Bylaws, delegating in the Board of Directors its payment conditions.

5.
CONSIDERATION OF THE PERFORMANCE OF THE BOARD OF DIRECTORS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2020. The performance of the Company’s Board of Directors up to this Meeting was approved by the majority of eligible votes possible to be casted.

6.
CONSIDERATION OF THE PERFORMANCE OF THE COMPANY’S SUPERVISORY COMMITTEE DURING THE FISCAL YEAR ENDED DECEMBER 31, 2020. The performance of the Company’s Supervisory Committee up to this Meeting was approved by the majority of eligible votes possible to be casted.

7.
CONSIDERATION OF THE REMUNERATION TO THE COMPANY’S BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 20120 WITH DUE REGARD TO THE LIMITATIONS IN CONNECTION WITH THE COMPANY’S NET INCOME, PURSUANT TO SECTION 261 OF LAW No. 19550 AND THE ARGENTINE SECURITIES COMMISSION RULES. CONSIDERATION OF THE ADVANCE PAYMENT OF DIRECTORS’ FEES FOR THE FISCAL YEAR TO END DECEMBER 31, 2021. The following were approved by the majority of eligible votes possible to be casted: i) i) the remuneration of the Directors for the fiscal year ended December 31, 2020, confirming the advance payment received, for the total amount of Ps. $12,510,000.00, and ii) to authorize the members of the Board of Directors and of the Supervisory Committee to receive advance payment ad referendum the next Meeting, which meeting shall consider the annual Financial Statements for the fiscal year ended December 31, 2021.

8.
CONSIDERATION OF THE REMUNERATION TO THE COMPANY’S STATUTORY AUDIT COMMITTEE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, AND THE FEES’ REGIME FOR THE FISCAL YEAR TO END DECEMBER 31, 2021. The following were approved by the majority of eligible votes possible to be casted in this decision: i) the remuneration of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2020, confirming the advance payments received, for the total amount of Ps. 950,000.00 and ii) to authorize the members of the Statutory Audit Committee to receive advance payment ad referendum the next Meeting, which Meeting shall consider the annual Financial Statements for the fiscal year ended December 31, 2021.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

9.
DETERMINATION OF THE NUMBER OF DEPUTY DIRECTORS AND THE APPOINTMENT OF DIRECTORS AND DEPUTY DIRECTORS. CONSIDERATION OF THE CONTINUITY OF THE CURRENT CHAIRMAN, UNTIL THE APPOINTMENT TO BE MADE BY THE COMPANY’S BOARD OF DIRECTORS. It was decided by the majority of votes possible to be casted in this decision (i) to set eleven deputy directors and (ii) to appoint the following as Directors of the Company: Osvaldo Arturo RECA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Soledad RECA, Tomás PERES, Tomás José WHITE, Marcelo Atilio SUVA, Diego PETRACCI, Jorge Eduardo VILLEGAS and Guillermo Rafael PONS; and to appoint the following as Deputy Directors of the Company: Fernando Roberto BONNET, Justo Pedro SAENZ, Adrián Gustavo SALVATORE, Javier Alejandro TORRE, Rubén Omar LÓPEZ, José Manuel PAZOS, Enrique Gonzalo BALLESTER, Oscar Luis GOSIO, Enrique TERRANEO, Alejo VILLEGAS and Gabriel Enrique RANUCCI.

10.
APPOINTMENT OF THE MEMBERS AND DEPUTY MEMBERS OF THE COMPANY’S STATUTORY AUDIT COMMITTEE FOR THE FISCAL YEAR TO END DECEMBER 31, 2021. It was decided by the majority of votes possible to be casted in this decision to appoint Carlos Cesar HALLADJIAN, Eduardo Antonio EROSA and Juan Antonio NICHOLSON as Statutory Auditors of the Company; and to appoint. Carlos Adolfo ZLOTNITZKY, Cristina Margarita DE GIORGIO and Lucas NICHOLSON as Deputy Statutory Auditors of the Company.

11.
CONSIDERATION OF THE COMPANY’S CERTIFYING ACCOUNTANT’S FEES WITH RESPECT TO THE ANNUAL ACCOUNTING DOCUMENTS FOR THE FISCAL YEAR 2020. The following were approved by the majority of eligible votes possible to be casted in this decision: i) the amount of Ps. 20,866,428 to cover audit services, ii) the amount of Ps. 1,007,724 to cover tax services.

12.
APPOINTMENT OF THE CERTIFYING ACCOUNTANT AND OF THE DEPUTY CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR TO END DECEMBER 31, 2021 AND DETERMINATION OF THEIR REMUNERATION. The following were approved by unanimous eligible votes possible to be casted in this decision: i) the appointment of Pistrelli, Henry Martin y Asociados S.R.L as accounting auditors for the fiscal year to end December 31, 2021; and the appointment of Germán Enrique Cantalupi (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 248, Page 60), partner of such firm, as Certifying Accountant, and the appointment of Gustavo Ariel Kurgansky (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 309, Page 176) as Deputy Certifying Accountant of the mentioned financial statements; and iii) that the remunerations corresponding to the fiscal year 2021 shall be approved during the next Ordinary Shareholders’ Meeting.

13.
APPROVAL OF THE ANNUAL BUDGET FOR THE FUNCTIONING OF THE SUPERVISORY COMMITTEE. The total amount of Ps. 300,000.00 was approved by the majority of eligible votes possible to be casted in this decision for the functioning of the Company’s Supervisory Committee.

14.
CONSIDERATION OF THE AMENDMENT OF SECTION 14 OF THE BYLAWS ON SHAREHOLDERS’ MEETINGS SO AS TO INCORPORATE THE POSSIBILITY OF HOLDING THEM REMOTELY. The amendment and replacement of Section 14 of the Bylaws was approved by the majority of the votes possible to be casted. The new Section 14 reads as follows: SECTION 14: The Shareholders’ Meeting is convened on first call when the shareholders represented the majority of the shares with a right vote are present. The Shareholders’ Meeting is convened on second call regardless of the amount of shares with a right to vote present. In both cases, decisions shall be made upon absolute majority of present votes possible to be casted. The participation of shareholders in the act, both at Ordinary and Special Shareholders’ Meetings, may be on their own behalf or through proxy, in-person or remotely guaranteeing free access to the meetings to all shareholders with voice and vote through a communication channel permitting simultaneous sound, images and words transmission, as longs as participants can be identified and can continue the debate and intervention in real time. Participants attending through any of the means mentioned above shall be considered present to all effects, including but not limited to determine whether there is quorum or not. The names of the persons participating remotely, their acting capacity, the place they were at and the technical mechanism used shall be recorded in the minutes (as per section 61 of Decree 471/2018 or the regulation amending or replacing it in the future). The Statutory Audit Committee shall record the regularity of the decisions taken during the meeting.

15.
GRANTING OF AUTHORIZATIONS. It was approved by the majority of eligible votes possible to be casted in this decision to authorize Mr. Chairman and/or whom he may appoint, and/or José Manuel Pazos, and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Francisco Cronshey, and/or Paola Ibarra, and/or Christian Rodríguez Montes, and/or Victoria Casabella Martinez, and/or Mariano Luchetti, and/or Florencia Riatti, and/or María Lucila Winschel, and/or Veronica Apollonio, and/or Jose María Bazan, and/or Teodoro Rodriguez Caceres and/or Juan Zurano and/or Milagros Marini, so that any of them, individually or indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies.

With no further business at present, I remain sincerely yours.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099